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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                      OLYMPIC CASCADE FINANCIAL CORPORATION
                      -------------------------------------
                                (Name of Issuer)


                    Common Shares, $0.02 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    68158N106
                                    ---------
                                 (CUSIP Number)

        Steven J. Insel, Esq., c/o Jeffer, Mangels, Butler & Marmaro LLP
2121 Avenue of the Stars, 10th Floor, Los Angeles, CA 90067-5010, (310) 203-8080
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                September 4, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(d) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 68158N106

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) POCATALICO, LLC
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS
          WC
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          WEST VIRGINIA
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     107,000
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               107,000
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          107,000
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [ ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.1%
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON
          OO
          ---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 68158N106

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          PHILLIP RODNEY JACKSON
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS
          WC
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     107,000
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               107,000
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          107,000
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [X]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.1%
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This Schedule 13D relates to the Common Stock, par value $0.02 per share (the "Common Stock"), of Olympic Cascade Financial Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 875 N. Michigan Ave., Chicago, Illinois 60611.

ITEM 2. IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of
Schedule 13D and, where applicable, their respective places of organization or citizenship, member, manager and controlling person and the information regarding them are the following:

        (a) Pocatalico, LLC, a West Virginia limited liability company ("Pocatalico"). The sole member and manager of Pocatalico is Phillip Rodney Jackson, an individual ("Jackson").

        (b) Pocatalico's and Jackson's business address is 707 Virginia Street, East, Suite #1700, Charleston, West Virginia 25301.

        (c) Pocatalico's and Jackson's principal business is making investments.

        (d) During the last five years, neither Pocatalico nor Jackson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, neither Pocatalico nor Jackson was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        (f) Jackson is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The consideration for the purchase of the shares of Common Stock by Pocatalico was the working capital of Pocatalico. All shares purchased by Pocatalico are being held in the name of Pocatalico.

ITEM 4. PURPOSE OF THE TRANSACTION.

        Pocatalico acquired the shares for investment purposes. Pocatalico intends to gather additional information and determine a further course of action, which may include a proxy solicitation or acquiring additional shares, in order to preserve and increase shareholder value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The responses of Pocatalico and Jackson to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of the date hereof, Pocatalico beneficially owns 107,000 shares of Common Stock, or approximately 5.1% of the shares of Common Stock outstanding. This percentage is based on 2,096,113 shares of Common Stock outstanding as contained in the most recently available filing with the Securities and Exchange Commission by the Issuer.

        (b) The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this statement on Schedule 13D are incorporated herein by reference.

        (c) The only transaction in the shares of Common Stock that was effected by either Pocatalico or Jackson during the past 60 days is the acquisition by Pocatalico of 25,000 shares of Common Stock at $8.50 per share pursuant to a private placement transaction through Whale Securities Co., L.P., completed on September 4, 2000.

        (d) No other person known to either Pocatalico or Jackson has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of such securities.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Neither Pocatalico nor Jackson has any written contracts, arrangements, understandings or relations (legal or otherwise) with any person with respect to the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 12, 2000


                                       POCATALICO, LLC,
                                       a West Virginia limited liability company


                                       By:  /s/  P. Rodney Jackson
                                            ------------------------------------
                                            P. Rodney Jackson, Manager



                                       /s/  P. Rodney Jackson
                                       -----------------------------------------
                                       P. Rodney Jackson